NATIONWIDE LIFE INSURANCE COMPANY

[ONE NATIONWIDE PLAZA

COLUMBUS, OHIO 43215]

INCREASE IN REMAINING FREE WITHDRAWAL AMOUNT AFTER A LONG-TERM CARE OR

TERMINAL ILLNESS OR INJURY EVENT ENDORSEMENT

General Information Regarding this Endorsement

This endorsement is made part of the Contract to which it is attached and is effective on the Date of Issue. To the extent any provisions contained in this endorsement are contrary to or inconsistent with those of the Contract to which it is attached, the provisions of this endorsement will control. Terms not defined in this endorsement have the meaning given to them in the Contract.

The benefits described in this endorsement will cease upon termination of the Contract or Annuitization.

Charge

There is no additional charge for this endorsement.

Definitions

The following definitions are added to the Contract:

Hospital - A state licensed facility which: is operated as a Hospital according to the law of the jurisdiction in which it is located; operates primarily for the care and treatment of sick or injured persons as inpatients; provides continuous 24 hours a day nursing service, on duty or call, by or under the supervision of a registered graduate professional nurse (R.N.) or a licensed practical nurse (L.P.N.); is supervised by a staff of physicians; and has medical and diagnostic facilities.

Long-Term Care Facility - A state licensed skilled nursing facility or intermediate care facility that does not include: a home for the aged or mentally ill, a community living center, or a place that primarily provides domiciliary, residency, or retirement care; or a place owned or operated by a member of the Contract Owner’s immediate family.

Terminal Illness or Injury - An illness or injury (i.e., disabling condition) diagnosed after the Date of Issue by a physician that is expected to result in death within 12 months of diagnosis. A physician diagnosing a Terminal Illness or Injury cannot be a party to the Contract nor a member of the immediate family of such interested parties.

Increase in Remaining Free Withdrawal Amount after a Long-Term Care (“LTC”) or Terminal Illness or Injury (“TI”) Event

If the Contract Owner and Annuitant are the same person, and as of the Date of Issue that person is no older than the Maximum Long-Term Care (LTC) and Terminal Illness or Injury (TI) Eligibility Age shown on the Contract Specifications Pages, Nationwide will increase the Remaining Free Withdrawal Amount for the current and all subsequent Contract Years so that all partial withdrawals or a full surrender after the occurrence of the event are Free Withdrawals.

The availability of access to this benefit is not intended to provide long-term care insurance or nursing home insurance.

(1)	Long-Term Care (“LTC”) Event - An LTC Event occurs if, at any time after the first Contract Anniversary, all of the following requirements are met:

VAZZ-0207AO	1	(Standard) (5/2023)

a)	the Contract Owner is confined to a Long-Term Care Facility or Hospital for a continuous period of 90 days or more;
b)	the confinement began after the Date of Issue; and
c)

the request to increase the Remaining Free Withdrawal Amount is received by Nationwide while the Contract Owner is confined to the Long-Term Care Facility or Hospital, or within 90 days after confinement ends.

If it was not reasonably possible to give written proof within 90 days after confinement ends, Nationwide will not reduce or deny the increase in Remaining Free Withdrawal Amount for this reason if the proof is given as soon as reasonably possible. In any event, the proof required must be given no later than one (1) year from the time specified unless the Contract Owner was legally incapacitated.

If there is a Joint Owner, the confinement of the Contract Owner or Joint Owner in accordance with the requirements set forth herein qualifies as an LTC Event.

(2)

Terminal Illness or Injury (“TI”) Event - A TI Event occurs if, at any time after the first Contract Anniversary, the Contract Owner is diagnosed by a physician (who is not a party to the Contract nor an immediate family member of a party to the Contract) as having a Terminal Illness or Injury beginning after the Date of Issue. If there is a Joint Owner, the Terminal Illness or Injury of the Contract Owner or Joint Owner will qualify as a TI Event, provided that the requirements set forth herein are met.

For those Contracts that have a non-natural person as Contract Owner as an agent for a natural person, the Annuitant may exercise the right of the Contract Owner for purposes described in this Endorsement. If the non-natural Contract Owner does not own the Contract as an agent for a natural person (e.g., the Contract Owner is a corporation or a trust for the benefit of an entity), the Annuitant may not exercise the rights described in this Endorsement.

For those Contracts with a Joint Owner, in order to be eligible for this provision, either the Contract Owner or Joint Owner must be named as Annuitant. Also, the age of the older of the Contract Owner and the Joint Owner as of the Date of Issue is used to determine whether the person meets the Maximum Long-Term Care (LTC) and Terminal Illness or Injury (TI) Eligibility Age shown on the Contract Specifications Page.

Termination

This endorsement ends upon the earliest of:

(1)	a full surrender of the Contract;

(2)	Annuitization; or

(3)	the Contract Value being reduced to zero.

Executed for Nationwide by:

VAZZ-0207AO	2	(Standard) (5/2023)